Exhibit 99.2

Announcement

Monday, 16 March 2026	Woodside Energy Group Ltd.
ACN 004 898 962
Mia Yellagonga
11 Mount Street
Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com
ASX: WDS
NYSE: WDS

SUSTAINABILITY BRIEFING 2026 TRANSCRIPT

Date: 16 March 2026

Time: 08:00 AWST/11:00 AEDT (19:00 CDT on Sunday, 15 March 2026)

Start of Transcript

Vanessa Martin: Good morning everyone. Thank you for joining us this morning for a briefing on Woodside’s sustainability planning and performance. Before we kick off, can I please ask that everybody turn off their mobile phones. Also, there are no drills planned for the hotel this morning. If there is an emergency, hotel staff will join us and ask that you please follow their instructions.

So, welcome to those in the room. I’d also like to welcome those who are joining us on the webcast.

This morning we’re meeting on the land of the Gadigal people of the Eora Nation. Woodside acknowledges their continued connection to these lands and waters, and we pay our respect to Elders past and present.

Please take the time to read the disclaimers and other important information.

Today’s presentation should also be read in conjunction with our full-year 2025 results and disclosures, which also include an explanation of the assumptions, uncertainties, and context relevant to the information presented today.

And a reminder that all dollars in today’s presentation are in US dollars, unless otherwise indicated.

This morning you will hear from our Acting Chief Executive Officer Liz Westcott, who will outline Woodside’s sustainability strategy, governance, and our responsible supply of energy to meet growing global demand, and our performance across climate and other key sustainability areas.

Following the presentation, we will have a question-and-answer session with Liz and several members of Woodside’s leadership team who are here today.

So now we’d like to start with some opening remarks from Woodside Board member and Chair of our Sustainability Committee, Ann Pickard.

Ann Pickard (pre-recorded video): Hello and thank you for joining today’s briefing on Woodside’s sustainability, planning and performance. This event continues our close engagement with investors as we chart a course for Woodside to deliver enduring shareholder value through the energy transition.

Having chaired this Board Sustainability Committee for a number of years, I can assure you that a strong focus on sustainability is an integral part of Woodside’s strategy. In this rapidly changing world Woodside’s approach to sustainability provides a strong foundation for success and supports decision making aimed at responsible and profitable growth.

It underpins the strong performance of our business, safe execution of cash generative growth projects and our ability to create future opportunities for shareholder value. That is why the Sustainability Committee I lead provides continuous strategic oversight and governance of Woodside’s sustainability performance.

We seek to ensure Woodside focuses on the right sustainability topics, appropriately manages key risk and impacts and set plans and targets that add value to our business.

For our 2025 reporting, this includes specific climate-related disclosures to meet new Australian mandatory requirements. As the global energy transition continues, public debate and policy settings are evolving to reflect its complexity.

In particular, there is growing recognition that making progress on global climate goals must come with, and not at the expense of, access to secure and affordable energy.

For Woodside, this reinforces our strategy to invest in existing energy products, which we aim to produce responsibly and profitably to meet growing global demand.

We are building this diverse and resilient portfolio alongside a climate strategy that balances ambition with discipline and achievability.

Thank you again for joining us and I’ll hand over to Liz.

Liz Westcott: Good morning everyone and thank you for joining us, whether you’re here in person or online. Today’s briefing continues our dialogue with investors on Woodside’s performance, and our strategy “to thrive through the energy transition”. This follows our 2025 full-year results released last month, and our online shareholder Q&A event held last week.

As we’ve conducted these engagements over recent weeks, we’ve seen significant events unfold in the Middle East, with wide-ranging impacts on global energy markets.

Our thoughts are very much with those impacted, and it’s yet another reminder that we are operating in a volatile and uncertain environment.

Today more than ever, shareholders and stakeholders rely on companies like Woodside to do their jobs responsibly, and to do what they say they will do. We take these obligations seriously, and I want to share our perspective on these issues today.

I will begin with an overview of Woodside’s strategic approach to sustainability, including our focus on robust governance and risk management across this constantly evolving area.

As we position Woodside to respond to increasing global demand for energy, a commitment to conducting our business sustainably is at the core of our approach.

For more than 40 years we have shown that by responsibly producing energy that supports economic growth and improves living standards, Woodside can generate long-term shareholder value and make positive contributions to the communities in which we operate.

Our approach to sustainability is driven from within, as an expression of our values and an enabler of superior business performance.

Put simply, sustainable business is good business.

That’s why sustainability is integrated into key aspects of Woodside’s business planning, and guides decision making at all levels of the company.

While certain priorities may change from time to time, our track record of delivery does not.

Because strong sustainability performance is not only the right thing to do. It also drives long-term value by helping to de-risk our business, secure future opportunities and support a compelling value proposition for investors.

As outlined at our recent Capital Markets Day, sustainability underpins Woodside’s overall business strategy.

We regard our sustainability performance, developed over decades of safe and reliable operations and trusted stakeholder relationships, as an important priority.

As we expand our portfolio and position Woodside to become a global LNG powerhouse, a focus on sustainability is key to the delivery of long-term shareholder value.

The volatile situation in the Middle East has shown that global energy markets can be swiftly and significantly impacted by geopolitical events.

At the same time, recent policy and market developments suggest the pace and scale of the global energy transition is becoming less, not more, certain.

In this complex environment, it is more important than ever that investors can rely on us to deliver.

There are a wide range of areas which form part of Woodside’s approach to sustainability. We undertake a materiality assessment process to determine which sustainability related topics are most relevant to our business performance, activities and stakeholders. The highest priority topics are determined to be material and it’s pleasing to report that in 2025, we made strong progress across our four material topics, achieving a number of key targets.

Woodside’s ability to consistently deliver on our goals enables us to create and protect value.

Maintaining safe and reliable operations, improving our greenhouse gas emissions performance, co-existing with cultural heritage, securing regulatory approvals for our projects, all help us to maintain uninterrupted production and return value to our shareholders over the cycle.

In 2026, our plan will add a fifth material topic of Social and Economic Impact.

As Ann mentioned in her video message, Woodside’s Board provides close strategic oversight and governance over our sustainability planning and performance.

The Sustainability Committee sets the tone by asking the difficult questions and constructively challenging senior management to ensure our focus is on the right areas.

This helps us set the right sustainability plans and targets, measure our performance, and adjust our priorities as required.

It also drives a strong process of risk identification and management, to preserve value and protect the company from downside exposure.

Importantly, our sustainability governance framework is fully integrated with our capital allocation framework and key financial assumptions, including carbon price, to drive disciplined investment decisions.

The Board also sets remuneration policies that give everyone at the company a stake in strong sustainability performance. Safety and climate targets comprise 30% of our executive incentive scheme, and 40% of employee performance-based pay.

Transparently reporting our performance and progress is also a key part of our governance. Woodside’s sustainability disclosures continue to evolve in response to emerging regulatory requirements and industry best practice, with our 2025 Sustainability Report complying with Australia’s new mandatory climate-related disclosure requirements.

Reliable and affordable energy is fundamental to economic and social progress.

Yet the World Health Organization’s 2025 Energy Progress Report found more than 670 million people still lack basic access to electricity.

At the same time, the rapid expansion of artificial intelligence is rewriting expectations of future energy demand in advanced economies.

So while the pace and scale of the global energy transition remain uncertain, we can be certain that the world will need a lot more energy in the future.

The defining feature of the current global energy landscape is the addition of new energy sources to meet growing demand and manage energy security through a diversified energy mix.

At a global level, growing demand for renewables is occurring alongside of, not in place of, increased consumption of hydrocarbons.

Current events show the importance that nations place on the affordability and reliability in the context of global decarbonisation goals.

While events in the Middle East have impacted LNG supply flows from the region at this time, the role that LNG can play in meeting complex national energy policy goals is clear.

LNG can play an important part in the long-term energy mix given its ability to underpin renewables and displace higher emissions coal.

This is particularly the case in Asia-Pacific region, as shown on this slide. Demand for coal has continued to grow strongly in the Asia-Pacific region, and overshadows demand for both natural gas and renewables.

This underpins the strong fundamentals for LNG growth, particularly in Woodside’s priority markets. Global LNG demand has risen by [Clarification: approximately] 65% since 2015, and is projected to grow a further 60% by 2035, led by the rebalancing of European energy systems and strong demand growth in emerging Asia.

The combination of renewables and gas provides an immediately available solution for highly reliable and flexible power generation that also supports near-term emissions reduction.

Australia’s National Energy Market provides a compelling case study, with a clear correlation between increased gas use and greater renewables uptake with lower emissions intensity of power grids.

In the words of Australia’s Energy Market Operator, flexible gas-powered generation will remain the ultimate backstop in a high-renewable power system.

In contrast, curtailing new gas supply risks significant unintended consequences, by prolonging the need for higher emissions coal as a substitute.

Natural gas produced and sold by Woodside into the Eastern and Western Australian markets is consumed domestically, supporting energy security as Australia pursues its decarbonisation goals.

Woodside’s confidence in sustained LNG demand through the energy transition is reinforced by our recent contracting experience.

Over the past two years, Woodside has signed long-term sales agreements for supply of more than 75 million tonnes of LNG.

Our customer base continues to diversify, including our first long-term supply agreements with customers in Malaysia and Türkiye.

Approximately 75% of our LNG volumes for 2026 to 2028 are contracted, with most oil linked and approximately 30% of gas hub exposure. This mixture provides diversification, portfolio resilience and the ability to capture value from market dislocations as well as manage risks as additional supply comes online.

Our recent sales agreements include new supply to Japan, Woodside’s largest customer market in which, as this video outlines, LNG plays a key role in energy transition planning.

[Video playing]

Liz Westcott: In addition to sustained customer demand for LNG, we expect emerging demand for new energy projects and lower-carbon services where Woodside has expertise.

Woodside’s Beaumont New Ammonia project reflects a strategic investment in these areas and contributes to our Scope 3 investment and emissions abatement targets.

While the market for lower-carbon ammonia is developing slower than initially expected, demand is projected to come from power generation, marine fuels and hydrogen carrier applications.

Our immediate focus for Beaumont New Ammonia is achieving full handover of the project from OCI Global to Woodside. Production from the facility commenced in December. Production of lower-carbon ammonia is now likely to occur after 2026 due to construction issues at the third-party feedstock supply facility. We will continue to monitor this.

However, we have seen strong early customer uptake in conventional ammonia, securing offtake agreements at prevailing market prices with leading global customers.

Keeping our people safe is Woodside’s top priority, and a key company achievement in 2025 was improvement of our overall safety performance.

We recorded no high-consequence injuries during a busy year of activity in 2025.

A significant safety milestone during the year was construction of our Scarborough floating production unit, which marked three years of work without a single lost-time incident.

We experienced one Tier 1 process safety event, involving an unexpected fluid release during a decommissioning activity offshore Western Australia. This was managed through regulatory-approved response plans, with impacts being short-term and localised.

Of course, we continue to strive for further improvement. Our people experienced 38 recordable injuries during 2025, the main types being lacerations, fractures and soft tissue injuries.

Beyond physical safety, we strive for a workplace in which discrimination, bullying and harassment are not tolerated. In 2025 we conducted Woodside’s first psychosocial hazard assessment to inform our approach to mental health and wellbeing.

Now turning to our climate performance on slide 19.

As we engage closely with investors, we continue to receive a diverse range of views regarding Woodside’s ambitions and actions on climate change and our climate strategy.

We consider this feedback carefully as we implement an approach that balances ambition with discipline and achievability, supporting long-term resilience and shareholder value.

Our focus is on delivery, setting targets where we have identified a pathway to meet them.

In 2025, we achieved our target for Woodside to reduce net equity Scope 1 and 2 greenhouse gas emissions to 15% below the starting base.

Importantly, our gross equity Scope 1 and 2 greenhouse gas emissions, that is actual emissions at source without offsets, were reduced in 2025 from the prior year, despite higher oil and gas production.

Our gross equity Scope 1 and 2 greenhouse gas emissions intensity, which is already below industry benchmarks, also improved year-on-year following start-up of Sangomar in 2024.

This strong underlying performance allowed us to reduce our use of carbon credits to offset emissions by five percent from the previous year and holds us in good stead as we progress towards our 2030 target.

An area of strong focus for Woodside is management of our methane emissions. The following video provides an overview of Woodside’s industry leadership in this area.

[Video playing]

Liz Westcott: As a company with 40 years of operations on the culturally and spiritually significant Burrup Peninsula, or Murujuga, Woodside has demonstrated that Indigenous Peoples, cultural heritage and industry can successfully co-exist.

A highlight of 2025 for Woodside was the inscription of the Murujuga Cultural Landscape on UNESCO’s World Heritage List, an Indigenous-led process that Woodside was pleased to support in collaboration with Traditional Owners and Custodians.

We continue to consult meaningfully with Indigenous stakeholders in support of our operations and project approvals, with Traditional Custodians helping us to understand, manage and protect cultural values.

This not only builds mutual trust and awareness, it also reduces the risk of disruption to Woodside’s business activities, including through regulatory intervention.

In support of our growing portfolio, in 2026 we will implement Woodside’s inaugural Global Indigenous Peoples Strategy. This strategy provides a set of global principles that can be adapted to local contexts and requirements.

Alongside a continued focus on cultural heritage, the strategy also prioritises the principles of thriving and resilient communities, economic participation, and self-determination.

Turning now to environment and biodiversity on slide 22.

Woodside’s approach in this area continues to be based on credible science, strong relationships and responsible operations.

This helps us systematically manage risks and environmental impacts, continuously improve our performance, and support regulatory approvals for our activities.

In 2025, we had no spills resulting in a moderate or greater environmental impact. However, we did experience two releases of hydrocarbons and one release of plastic clamps to the marine environment, which were managed in accordance with regulatory requirements. Like our safety performance, we are striving for continuous improvement in this area.

Our biodiversity programs focused upon the recovery of species, habitats and ecological processes. This included the commencement of our Watheroo Biodiversity Project, which aims to restore landscapes in Western Australia’s northern wheatbelt.

Woodside has added Social and Economic Impact as a material topic for our 2026 Sustainability Plan, recognising the many ways our activities can create a positive contribution in the communities where we operate.

We have a proven track record of major social and economic contributions, including almost $25 billion Australian dollars in taxes, royalties and levies to Federal and State Governments over the past 15 years.

On the latest available Australian Tax Office figures, Woodside is the country’s eighth largest taxpayer, and largest payer of petroleum resource rent tax.

This contribution is matched by a long history of investments in local capability, programs and infrastructure in the Western Australian communities where we live and work.

Earlier this month I was pleased to attend the opening of new facilities at the Roebourne District High School in the Pilbara, to which Woodside has committed $20 million Australian dollars.

As we take forward our growth projects, we are applying this same approach aimed at making a lasting positive contribution. The following video provides an overview of recent contributions related to our Sangomar, Trion and Louisiana LNG projects.

[Video playing]

Liz Westcott: We’ve covered a lot of information today. Every single Woodsider, where ever we work around the world, is part of our Sustainability performance, and you have seen some of this in the videos today.

To return to my opening point, Woodside regards sustainability as a key driver of overall business performance, and fundamental to our strategy to “thrive through the energy transition”.

We are working hard to deliver our sustainability goals and will continue to do so, because this underpins our ability to deliver long-term value in a dynamic global environment and uncertain energy transition.

Our performance is supported by strong governance and accountability at the Board and senior management levels of Woodside.

By providing energy the world needs, and doing so responsibly and sustainably, we are well placed to build a resilient, profitable business that delivers long-term value for our shareholders.

We will now move into our panel Q&A session. Whilst we are setting the stage up, we will show a short video on artificial intelligence and cybersecurity which we know is of interest to many, so please enjoy.

[Video playing]

Vanessa Martin: Thank you. Hi again, I’m Vanessa Martin, the Vice President for Investor Relations for Woodside, and joining Liz today on the panel we have Tony Cudmore, the Executive Vice President for Sustainability, Policy and External Affairs, Sharon Reynolds, our Global Head of Indigenous Affairs and Human Rights, and Peter Metcalfe, who you saw on the video, our Vice President of Climate, Sustainability and Energy Policy.

So we’ve got two roving mics in the room, and so we’ll have those if you’ve got a question, please raise your hand. Could I ask for the benefit of those online that you introduce yourselves at the start of the question.

We ask if you’ve got lots of questions, if you could keep it just to two to start with so that everybody has the chance.

So but while we just sort of wait for everyone to form their questions, having listened to the material, last week as Liz mentioned, we had our shareholder Q&A event and we did have a couple of questions left over from that, that we were unable to get to. So we thought we’d kick off with one of those and then open it up to the room.

So, the question we had from one of our shareholders last week was, in light of the evolving US policy and geopolitical landscape, how is Woodside adapting and evolving its approach to climate?

Tony Cudmore: Want me to take that Vanessa?

Vanessa Martin: Please do.

Tony Cudmore: Well, thank you very much. Look, I think that’s a great question and perhaps in light of recent events, it’s acutely evident that geopolitical and external events have a bearing on the oil and gas industry, the energy industry, public policy, climate policy and so forth. Look, I’d say a couple of things. The first is, you know, Woodside fundamentally is customer led and capital disciplined.

And in that regard, we have to look through the long-term. We have to look at what the long-term outlook is for demand for our products, the way policy will evolve over that long-term, and the way our customers will use our products. If I think then about the way we operate, and we saw in the video today, the video is actually a representation of Woodside’s footprint around the world.

So certainly here in Australia, Woodside’s place of origin as it were, but also in Mexico and Senegal, in the United States, in Asia and wherever we operate, obviously we have to take into account the local political context and policy context while seeing through that long-term and staying on strategy.

So when it comes then to climate policy, our climate policy remains unchanged. So our public targets, our scope 1 and 2 [Clarification: net equity scope 1 and 2 greenhouse gas emissions reduction] targets for 2025 and 2030 are unchanged as are our scope 3 targets [Clarification: investment and emissions abatement targets] and our approach to new energy products and services continue.

So, we do look through to that long-term. We obviously respect the social and political context wherever we operate, but ultimately this is a business that’s looking forward in decades, and that’s the perspective we adopt.

Vanessa Martin: Thanks, Tony. Do we have any questions in the room? Rob?

Rob Koh (Morgan Stanley): G’day. Yeah, Rob Koh here from Morgan Stanley. So good to see you adding the fifth pillar to your sustainability plans with social and economic impact. I guess part of that to me sounds like energy security, which is obviously, has always been important, but it’s kind of more in focus now. Could I maybe ask you to touch on your contribution to energy security in some of the offshore markets where we’re a little less familiar, so like Senegal, Mexico and Louisiana, please?

Liz Westcott: Yeah. So Rob, the role that we see for LNG to underwrite if you like or support countries with their energy security and their climate ambitions and affordable energy is very strong.

When we look at the world global energy needs, we can see they’re increasing. We had a bit of that in the presentation. You’ve got global supply energy demand increasing with population growth, with GDP increasing, and then in the established areas of data centres increasing energy more generally.

And the role of LNG in supporting all of this global energy demand is pivotal. It provides so many different roles to society, and energy security is one. Perhaps highlighted in the last couple of weeks around just the importance LNG has on energy security for our neighbours.

The Japanese in particular have been, you know, really at pains to say, can Australia support them? We do already through our contracts. So the role of LNG in supporting Asia countries, other countries with energy security is very strong.

Rob Koh (Morgan Stanley): OK. Thank you. And then my second question, moving from the big global picture to maybe a little bit smaller, in previous presentations you’ve had an expenditure aspiration of around 5 billion by 2030 and I think investment to date’s more than half of that. Can I maybe just get an update on how you’re thinking about the mix of opportunities you’re looking at within that aspiration to invest?

Liz Westcott: I’ll go. Look, the scope 3 commitment [Clarification: targets] we have is $5 billion and 5 million tonnes per annum [Clarification: 5 million tonnes per annum CO2-e emissions abatement] by 2030 and that remains unchanged. That’s a target that Woodside is working to.

As Tony highlighted, we are very capitally mindful and so we will make sure that any investment we make meets our capital allocation framework and we’re going to be customer led.

So we need to understand what customers are looking for, the pace at which they’re looking for things, and the solutions that Woodside can provide to support that.

So targets remain, but we need to make sure the projects are value accretive, that they continue to be customers’ needs and meet the priorities and timing that customers are looking for.

Vanessa Martin: Thanks, Rob. Do we have any other questions?

Pat Virtue (NSW Treasury Corporation (TCorp)): Pat Virtue from New South Wales Treasury Corporation. Liz, you conducted your first psychosocial risk assessment in 2025. That’s an important topic for our clients. Were there any findings that surprised you about that, and what are the next steps after this?

Liz Westcott: So, I think about the safety evolution over decades that our industry has been on. We started with personnel safety and that was a real focus in in keeping people safe in the physical environment. We then moved as an industry into process safety and really understood the impact of having hydrocarbons under pressure in pipe and the importance of that.

We’re now on their next journey of psychosocial health, understanding the importance of not just the physical environment, but the actual environment, the experienced environment for our workforce. So psychosocial survey that we did in 2025, we actually did a number, some of them were required by regulation, some of them were our choosing.

They all inform us along with our engagement survey of the felt experience of our workforce. So we were trying to get a baseline. What is the experience today? Where are the areas that Woodside needs to focus? We’re still in the process of getting that information back.

But that’s going to be able to inform programs going forward.

Vanessa Martin: Thank you. Do you have any other questions?

Well, maybe whilst everybody’s thinking those up, we have another one from our shareholders last week.

It’s a long one so I can’t remember. So Woodside recently disclosed modelling suggesting that the company could require management action as early as 2031 in order to remain cash flow positive under the IEA’s net zero by 2050 scenario, and management action potentially as soon as 2036 under another 1.5 degree scenario. When will Woodside quantify in its disclosures just how cash flow negative the company could be under the 1.5 degree aligned scenarios in this analysis?

Peter Metcalfe: Well, Vanessa, I can probably have a go at answering that. When I think about the disclosures and what I broadly call the scenario analysis section of those disclosures in this year’s report, because we’re aligned to the mandatory requirements of AASB S2, the climate-related disclosure requirements, it really comes in two sections.

The first part is a risk and opportunity section which looks at the current anticipated climate-related risks and breaks them down into some detail, and also a resilience section which tests that analysis against, further working back from legislated climate-related targets [Clarification: temperature scenarios required under AASB S2] , both a low climate outcome and a higher one [Clarification: both low and high temperature scenarios]. What we find is, when we look at the climate related risks and opportunities, which are the ones we currently anticipate, that allows us to quantify and give a range. So in that section report there is substantial quantification and more detail. In the resilience section, because we would take actions, but we don’t know how or when we would take those actions, the model doesn’t allow us to continue to calculate quantification. It does allow us to talk about what signpost we would see, the time we would have, and the types of management action available. So I’d encourage you to read the two sections of the scenario analysis together, and the quantification is in that first bit on the risks and opportunities.

Vanessa Martin: Thanks, Peter. Do you have any other questions from the room?

Kristen Le Mesurier (First Sentier Investors): Thank you. Kristen Le Mesurier from First Sentier Investors. On Beaumont, what’s driven the slower than expected demand for low-carbon ammonia? And then secondly, what are the construction issues that you mentioned?

Liz Westcott: Yes. So the Beaumont New Ammonia is up and running. So first production was at the end of ‘25 and we’re in the process of getting to full performance testing and then Woodside will take operatorship of the facility. So we are today producing ammonia and selling that in the traditional ammonia market.

The lower-carbon market continues to evolve and we do see over time, you know, strong prospects for this market. But it’s certainly fair to say customers are slower in wanting to have these products, whether that be through government policy in their region, Europe, whether it be the subsidy schemes in Asia that were going to support the introduction of lower-carbon ammonia.

But the ability to introduce lower-carbon-ammonia in the traditional market is strong as well as these emerging new areas. So we do see the prospects are strong, they’re just slower to build up.

In terms of the question today on the timing for lower-carbon, we have third party suppliers that are doing the auto thermal reforming to create the hydrogen that allows you to be lower-carbon.

That also requires CCS, and it’s those [Clarification: auto thermal reforming] facilities in general, with permits, that is running behind schedule from the suppliers. So we remain engaged with them to better understand their construction outlook and schedule, but you know, we need those facilities for lower-carbon ammonia.

Vanessa Martin: Yes, Rob.

Rob Koh (Morgan Stanley): Good day. Yeah, me again. I promise I am trying to let everybody have a chance. Maybe giving an opportunity to Miss Reynolds who hasn’t had a chance to talk, could we maybe just ask you for any sharing you can have on the intersection of Indigenous People and resilience? Often First Nations people actually have excellent knowledge that can help on those kind of things.

Sharon Reynolds: Sure. So I think for Woodside’s approach, we acknowledge that Indigenous Peoples need to be central, particularly to decisions and activities and that are occurring on either their land or sea country.

So making sure that we engage early and that we allow the full kind of gamut of information and information exchange so that we’re able to then meaningfully incorporate their feedback and that both into our decision making and the activities that are occurring on country.

So Woodside’s policy firmly embeds Indigenous voice and that’s something that all employees of the company are then bound by.

Vanessa Martin: Do you have any other questions from the room?

Anita Stanley (Macquarie): Thanks. Anita Stanley from Macquarie. I just wanted to ask with the World Heritage listing of Murujuga, does that put additional requirements on the operations of the Burrup Peninsula assets? Thanks.

Sharon Reynolds: I’m happy to take that if you like. I think Woodside’s position around the World Heritage is that it actually provides more certainty over what we had long understood as being a very culturally rich and significant landscape.

And so, the level of attention and reporting is something that we’ve been applying in practice over a long period. There will be additional reporting requirements placed on the States, on Government and Woodside will seek to contribute and support that where necessary.

But in terms of our own application and approach, it actually doesn’t change the way that we’ve been operating in that landscape over a long period of time now.

Vanessa Martin: Thanks, Sharon. Do we have any other questions?

Eleanor Earl (HESTA): Thank you. I’m Eleanor Earl from Hesta. I was just wondering if you could give us a sense of how your climate targets might be evolving over the next decade or so? So, you’ve got 2025 that you’ve achieved and then 2030, but there’s not so much information on what’s coming after that?

Tony Cudmore: Maybe I’ll have a go Peter, perhaps you could talk to this too. So, look that’s a great question and one of the things that we talked about in our Annual Report was the fact that we obviously are looking at what the future landscape is.

So Australia for example, and most Paris signatory nations now have announced their 2035 nationally determined contribution, so we’re obviously taking that into account. We still have quite a ways to go before we get to 2030 on the current suite of targets, but it’s obviously something that is under quite a lot of consideration as both nations move forward with their own targets as the energy landscape continues to evolve as we outlined in the presentation today. But Peter, any further thoughts?

Peter Metcalfe: Well, perhaps just one other thing on the development of those targets is of course the delivery against them as well. And so with this year we’ve, well last year, but this year’s reporting we met the 2025 target, we’re continuing towards 2030 and as Tony said considering what else could impact it.

But in that delivery, one of the things we’ve had a lot of conversations with investors about over recent times is the balance between the underlying gross emissions performance and reductions at our facilities relative to the amount of achievement of the target done by offsets. And we’ve seen this year that actually that we used fewer offsets to meet a tougher target despite higher oil and gas production, which gives us some confidence that we’re continuing to drive that what we call design out and operate out in the right direction.

And the one particular example I draw on in that is methane emissions which are really getting a focus, and so we’re now working through as we said in the video about OGMP 2.0 gold standard pathway to make sure we’re really understanding and measuring and verifying our methane emissions are what we say they are.

Pat Virtue (NSW Treasury Corporation (TCorp)): Liz, you spoke about the strong demand for LNG in Asian markets in the years ahead. Given the geopolitical landscape, you know, potentially elevating the risk profile. Are you able to talk through the scenario analysis or stress testing that’s done when you’re considering growth market or growth plans in those markets in the years ahead and how that might be influencing those decisions?

Liz Westcott: We do a lot of thinking about the outlook of energy demand, the role LNG is going to play, the role oil is playing and how we see these markets evolving. So we have, we have views, but they are going to be subject to the world as it plays out.

And so we test our assumptions and our Capital Markets Day presentation from November did, in there we can find the page later [for reference: 2025 Capital Markets Day slides 34 and 35], a really nice test of showing what a low price outcome would be in terms of the resilience of Woodside and its portfolio. So we do test it against a range of outcomes on price. We test a range of outcomes on demand for our products and make sure we are resilient.

Our cash breakeven cost is $34 a boe [Clarification: 2026 – 2027 average breakeven. Refer to Woodside’s 2025 Capital Markets Day glossary definition on slide 89]. We are a very resilient, low-cost, well-placed business. We have geographic diversification, world class assets that have been running with high reliability.

All these things assist you in an uncertain market going forward. We also have a range of contracting that we apply to build financial resilience, whether that’s in the near-term or in the longer-term.

You will have seen we’ve got contracts over the last two years now that take us out into the 2040s. So we have customer commitments for our product which builds resilience. So there’s a lot of different elements, but we do test the scenarios as you say.

Anita Stanley (Macquarie): Thanks, another question for me. Just on scope 1 and 2. So would you consider setting a measurable interim scope 1 and 2 emissions target between the 2030 target and the 2050 net zero target given Australia’s NDC’s we now have a 2035 target?

Tony Cudmore: Well, I think I mean really consistent with the response to the question on what’s next. I think we’re looking at that entire landscape at the moment as you’d expect us to, to understand you know where we should go recognising that we’re still on the way to 2030 and have just met 2025.

Vanessa Martin: So we’ve got, we still have a few minutes. We had another question that was from our shareholder Q&A last week, which said Woodside strategy appears to be informed by climate change assumptions which continue to be debated. What possible implications would the company face if those assumptions were ultimately shown to be overstated?

Peter Metcalfe: I can have a go at that, I think. Thanks Vanessa. And we’ve talked a little bit about how we test our assumptions through scenario planning on both upside and downside already. What I would say about that is climate scenarios, they always have been quite broad.

There’s always been a broad range of pathways. Woodside’s put quite a bit of emphasis in explaining that we we’ve always tried not to cherry pick one scenario and run the business on that.

We’ve tried to embrace the fact that there is a range of uncertainty and test our planning against it, making sure that we’re firstly customer led and also capital disciplined, and that we test those investment decisions when we make them against a range of climate related transition factors like scope 1 or 2 performance or like risks and opportunities.

So that’s quite well embedded in the way we think about things and is really designed to make us resilient to an uncertain future.

Vanessa Martin: Please, Rob.

Rob Koh (Morgan Stanley): Thank you. I hope I am giving everyone an opportunity. Just again going on to social and economic impact and Woodside does have a very big community footprint. Can you talk to how the company’s thinking about its responsibilities in relation to climate disinformation and misinformation?

Liz Westcott: Lots of us could talk to that. I’ll let Tony have a start.

Tony Cudmore: Well, Rob, I suppose I’d start with the core value of integrity. So, we as a company certainly intend always to speak factually, truthfully and verifiably. So that I think is a core and you know we’ve been, that has been a driving value of the company, I’d say for as long as the company has been around.

Underpinned further, if I can just talk a little bit to the mandatory climate disclosures, which, while we’ve always verified have now subject to further assurance requirements and that is outlined in this year’s, the 2025 Annual Report.

We also have an interest, a very strong interest in ensuring that we are responding factually where there are misrepresentations, either about our position or where there’s a contribution we can make to clarify something in public debate.

So certainly we spend a lot of time ensuring that we are properly represented ourselves and that we’re not misrepresented by any third party and that’s important, as is also the case that we need to ensure that that we are constantly monitoring the external landscape for conversations where we think we can make a contribution. I hope that is helpful.

Liz Westcott: Might just add a little bit. You know, as Australia’s leading energy company, we know we have an actual responsibility to not just our shareholders and stakeholders, but to the industry at large to be a voice and to explain as best we can what how we see the world, how we see the role of gas in supporting the ambition of Australia and governments on decarbonisation, energy security.

And so we do take that opportunity and we take that responsibility seriously. You know, sessions like this is part of it. We participate in industry bodies, so we are looking to put our voice out there, to be respectful, we welcome debate, we welcome those who want to understand more, who are genuinely interested in understanding the various perspectives of how this future might play out.

So there’s a range of areas where we look to engage.

Vanessa Martin: I think we’ve got time for about one more question. Any other questions from the floor? No, no more questions?

Ok look, I want to say thank you very much for joining us today. We do hope that you found the presentations useful and informative and we look forward to engaging with you all further. Please reach out if you do have any questions.

We look forward to seeing you all at the AGM, and so thank you very much.

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INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.